UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-39600

EQONEX LIMITED

(Translation of registrant’s name into English)

Suites 1206-1209, Level 12

Three Pacific Place

1 Queen’s Road East

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

EQONEX Appoints Daniel Ling as Chief Financial Officer as Part of its Strategic Partnership with Bifinity

Paul Ewing appointed as EQONEX Chief Operating Officer

Singapore - May 11 2022: EQONEX Limited (NASDAQ: EQOS) (“EQONEX” or the “Company”), a digital assets financial services company, today announced the appointment of Daniel Ling as Chief Financial Officer (CFO) and Member of the Executive Committee, effective immediately. Daniel was recently appointed to the EQONEX Board of Directors as part of the Company’s strategic partnership with Bifinity UAB (“Bifinity”), a payments technology company.

Concurrently, Paul Ewing, the Company’s previous CFO, has been appointed as Chief Operating Officer (COO), effective immediately. Andrew Eldon resigned from his position as COO to pursue other opportunities.

Under the terms of the strategic partnership announced in early March 2022, Bifinity has the right to nominate key management positions and Board members. Jonathan Farnell, EQONEX CEO and Almira Cemmell, EQONEX Chief Corporate Affairs Officer were previously appointed to the management team.

Prior to joining EQONEX, Daniel served as the Director of Strategy for Bifinity UAB (“Bifinity”). Daniel has more than 27 years of financial and risk management experience, having held various roles at Bridgewater Associates, PricewaterhouseCoopers, the Singapore Exchange and ShoreVest Capital. In his role prior to joining Bifinity, Daniel served as the Chief Financial Officer of Pujiang International Group, a Hong Kong-listed technology-based manufacturing group. Daniel graduated with a Bachelor of Arts degree from Dartmouth College and received his Master of Business Administration degree from Booth School of Business at University of Chicago.

Prior to joining the EQONEX team four years ago, Paul served as the Chief Financial Officer for a proprietary trading business with a focus on financial markets and digital assets. He has spent more than 15 years working in Asia and was the former regional Chief Financial Officer at ICAP, as well as regional Chief Operating Officer for ICAP’s electronic broking division. Paul is also a member of the Institute of Chartered Accountants for England and Wales.

Jonathan Farnell, EQONEX CEO, said, “Daniel brings with him extensive experience and credentials gained through his time with leading financial institutions. We are pleased to welcome Daniel to the team during this transformative moment for the Company.”

“Daniel’s skills and outlook will compliment and augment the expertise within the EQONEX executive management team, including Paul Ewing in his new capacity as COO. Paul’s deep institutional knowledge will be invaluable in helping to shape the Company’s strategic direction.”

Paul Ewing said, “Over the past four years, we have witnessed a transformation of the crypto industry to become much more institutional and mainstream and have strategically positioned EQONEX at the forefront of this trend to take advantage of the enormous growth opportunities this presents. I am delighted to take on this new challenge as COO and continue my journey with EQONEX’s exceptional team. I look forward to working closely with Daniel and driving the Company through the next stage of its growth.”

Daniel Ling said, “It is exciting to join EQONEX at such an important time in the Company’s history and I’m looking forward to contributing to the Company’s strategic plan to deliver institutionally-focused crypto products and services in a compliance-first way.”

EQONEX Chairman Chi-Won Yoon said, “I would like to thank Andrew for his significant contributions in helping facilitate the transition towards this strategic partnership with Bifinity. Andrew played an instrumental role in driving forward key business initiatives over the past few months where he also provided valued leadership when he stepped-up to the position of interim CEO. We wish Andrew continued success in his future endeavors.”

ENDS

About EQONEX

EQONEX Limited (NASDAQ: EQOS) is a technology-driven digital assets financial services group that provides institutional-grade infrastructure and a full suite of trading, custody and asset management solutions to clients. The Group’s digital assets ecosystem has been designed to accommodate the needs of institutions and individuals with the same degree of regulatory oversight and security they are accustomed to in traditional financial markets. EQONEX’s ecosystem primarily encompasses EQONEX Exchange, a digital asset exchange; Digivault, a FCA accredited hot and cold digital assets custodian and Bletchley Park Asset Management, a fund of crypto-hedge funds.

For more information visit: https://group.eqonex.com/

Follow EQONEX on social media on Twitter @eqonex, on Facebook @eqonex, and on LinkedIn.

About Bifinity

Bifinity, powered by Binance, is a payments technology company that provides an entry point to the new world of digital currency for businesses. It offers on-and-off-ramp solutions to empower businesses to convert fiat-to-crypto transactions using major payment methods directly.

For more information, visit: https://www.bifinity.com/.

Forward-Looking Information

Any forward-looking statements in this press release are based on available current market material and management’s expectations, beliefs and forecasts concerning future events impacting EQONEX. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, which, if they were to ever materialize or prove incorrect, could cause the results of EQONEX to differ materially from those expressed or implied by such forward-looking statements. The forward-looking statements made in this press release speak only as of the date hereof and we disclaim any obligation, except as required by law, to provide updates, revisions or amendments to any forward-looking statements to reflect changes in our expectations or future events.

Contacts

EQONEX

Press Contact:

Heather Dale

Heather.dale@eqonex.com

Kristen Kaus

kristen.kaus@eqonex.com

Investor Relations:

Christian Arnell

ir@eqonex.com

Gateway Investor Relations:

Matt Glover or John Yi

eqonex@gatewayir.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EQONEX Limited

Date: May 11, 2022	By:	/s/ Paul Ewing
	Name:	Paul Ewing
	Title:	Chief Operating Officer